[PSI letterhead]

October 29, 2010

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Sondra Snyder

Re:	PSI Corporation

Item 4.02(a) Form 8-K

Filed October 12, 2010

File No. 000-20317

Dear Ms. Snyder:

I am the Chief Executive Officer of PSI Corporation, (the “Company”). In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated October 15, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/Eric Kash
Eric Kash
Chief Executive Officer
PSI Corporation